Exhibit 9

HIGHFIELDS CAPITAL ESTABLISHES WEB SITE FOR MONY SHAREHOLDERS

EXERCISING APPRAISAL RIGHTS

BOSTON, MA—March 31, 2004—Highfields Capital Management (“Highfields”), the owner of 4.6% of the outstanding shares of The MONY Group Inc. (NYSE:MNY), announced today that in response to interest from MONY shareholders it had established a web site to provide information regarding the exercise of Delaware shareholder appraisal rights.

The web site, http://www.demandfairvalue.com, contains information about the appraisal process, materials discussing why the sale price offered by AXA Financial, Inc. is inadequate, and model forms for appraisal demand letters.

Highfields, which owns 2,184,500 shares of MONY common stock, will vote against the sale of MONY to AXA, and has exercised its right to be paid the appraised value of the shares. Such shareholder requests have already totaled over 14% of MONY shares. Additional appraisal demands can be delivered to MONY at any time prior to the vote on the AXA proposal, currently scheduled for May 18, 2004. AXA’s obligation to complete the transaction is conditioned on such appraisal demands not exceeding 15% of outstanding MONY shares.

Richard L. Grubman, Managing Director of Highfields, commented that: “MONY’s latest proxy makes it clear that after five months of effort management had failed to get the majority shareholder vote they needed. Though management claims that a court ruling against it and minor changes in the merger agreement required a rescheduled meeting, we believe the nearly three-month delay and new record date are attempts to control the voting process and force through their self-enriching transaction.

“Management’s single-minded effort to brush aside the views and rights of long-term shareholders only reinforces our belief, shared by Institutional Investor Services and Glass Lewis & Co., that a sale at this price is not justified. These independent conclusions that the AXA proposal is inadequate have focused MONY shareholders on their statutory right to reject the AXA price even if the merger is approved. By taking some simple steps, shareholders can preserve their right to instead be paid the appraised value of their shares, as determined by the Delaware Court of Chancery. Many shareholders have asked for more information about how to exercise such right, and we’ve decided to help provide it.”

Shareholders can obtain further information about their right to dissent from the merger under Delaware law, and how to exercise such right, at http://www.demandfairvalue.com.

Shareholders who need assistance in voting their shares AGAINST the AXA merger or exercising their appraisal rights may also call MacKenzie Partners, Inc. at 800-322-2885 (toll free) or 212-929-5500 (collect).

Contacts:

MacKenzie Partners, Inc.

Jeanne Carr or Bob Sandhu

212-929-5500 (Call Collect)

800-322-2885